April 12, 2007

Prokopios (Akis) Tsirigakis
Chief Executive Officer and President
Star Bulk Carriers Corp.
40 Ag. Konstantinou Avenue
Aethrion Center, Suite B34
Maroussi 15124, Athens, Greece

      Re:	Star Bulk Carriers Corp.
      Registration Statement on Form F-4
      Filed March 14, 2007
		File No. 333-141296

		Star Maritime Acquisition Corp.
		Preliminary Proxy Statement on Form PREM 14A
		Filed March 14, 2007
		File No. 1-32685

Dear Mr. Tsirigakis:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you filed a preliminary proxy statement for Star Maritime Acquisition Corp. and that you filed this Form F-4 for Star
Bulk Carriers Corp. It would appear that Star Maritime and Star Bulk are co-registrants of the Form F-4, which would also serve as the proxy. Please revise accordingly.
2. We note that Star Maritime has entered into memoranda of understanding with TMT pursuant to which it offered 12,537,645 shares of Star Bulk common stock as part of the aggregate purchase price. It appears that the offer to TMT has commenced privately, since they are bound by the agreements. As this offer of securities was initiated privately, it must be completed privately. Please provide us your legal analysis on (i) how Star Maritime determined that the offering of shares was exempt from registration; and (ii) why it is appropriate for Star Maritime to include the registration of 14,144,607 shares for issuance to TMT or subsequently to affiliates of TMT. We may have further comments.
3. Star Maritime had represented on pages 5 and 36 of its Form S-1 (File No. 333-125662), amended December 13, 2005, that it "will seek shareholder approval before (it) effect(s) any business combination, even if the nature of the acquisition would not ordinarily require stockholder approval under applicable state law." Star Maritime`s acquisition of the substantial assets from TMT constitutes a virtual acquisition of a business, even if Star Maritime has not strictly acquired an operating business entity by law. The acquisition of the ships enables Star Maritime to convert from a blank check company to an operating company. In addition, the shareholder approval of the redomiciliation merger is the most significant condition precedent to the asset purchase. Moreover, we note on page 40 of the Form F-4 that Star Maritime is redomiciling in the Marshall Islands in order to benefit from regulatory and tax advantages available to an international shipping company (which Star Maritime will become only when it will acquire the ships). Therefore, as business transactions, the redomiciliation and the asset purchase appear to be closely linked together. Please tell us why, given these facts, you should not set forth the asset acquisition agreement as a discrete proposal to be voted upon by your shareholders. Provide an analysis as to how this is consistent with Rule 14a-4(a)(3). We may have further comment.
Cover Page
4. Please provide the disclosure regarding the title and amount of securities being offered pursuant to the Form F-4, as required by
Item 501(b)(2) of Regulation S-K.
5. Please provide the disclosure required by Item 501(b)(4) of Regulation S-K regarding the present market for your securities.
6. Please relocate the Commission Legend to be before the signature at the end of the cover page.
7. The information required by Item 2 of Form F-4 should be included on the inside front cover page. Please highlight this language by print type or otherwise.
8. The letter to the stockholders of Star Maritime also serves as the cover page of the prospectus, and is subject to the plain English rules. Accordingly, in order to improve readability and to highlight the key terms of the offering, please remove information that is not required to be included on the cover page. In particular, we suggest you delete the third full paragraph in the letter. See Item 501 of
Regulation S-K.

Table of Contents
9. Please advise dealers of the dealer prospectus delivery obligation pursuant to Item 502(b) of Regulation S-K.

Questions and Answers About the Star Maritime Special Meeting, page 1
10. We note the redemption price per share throughout the prospectus.
Please revise to clearly state when this amount will be calculated, update the current estimated amount as of the most recent practicable date, and provide the current market price of the common stock as of the most recent practicable date.

Could you tell us more about the parties to the Acquisition
Agreement?, page 1
11. In this section and in the Acquisition Agreement section on page
45, please expand your description of TMT to disclose approximately what percentage of TMT`s assets you are purchasing as eight drybulk carriers.

What is the required vote to approve and authorize the Redomiciliation Merger?, page 2
12. Please disclose the percentage of your issued and outstanding common stock and the percentage of your common stock issued in Star
Maritime`s initial public offering and private placement that have already agreed to vote in favor of the redomiciliation merger.

Should I send in my stock certificate now?, page 5
13. Please revise the answer to address the question raised by those who vote against the merger and intend to have their shares redeemed.

What happens if the Redomiciliation Merger is not consummated?, page
5
14. Please provide the estimated dollar amount of the consideration that each Star Maritime common stock would earn in the event of liquidation of the company.
15. Please revise to briefly clarify that any liquidation and dissolution would be executed pursuant to Delaware law, which would cause a delay in the distribution of proceeds. In addition, briefly clarify that the amount paid from the trust would be reduced by any claims against the trust.

What happens post-Redomiciliation Merger to the funds deposited in the Trust Account?
16. Clarify the maximum and the minimum amount of funds from the trust that will remain at minimum and maximum conversion and the payment of the cash for the vessels to be acquired.

What other important considerations are there?, page 5
17. Please disclose the estimated dollar amount of funds you expect to borrow in the near future following the consummation of the redomiciliation merger. Also, state the current amount of creditor claims that have not been paid to date that may reduce the trust account.

How to Obtain Additional Information
18. Please relocate this information to the inside front cover page.
In addition, please state that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. Lastly, please highlight the information required by Item 2 of Form F-4.

Summary, page 7
19. Briefly explain these "related agreements with TMT" that were entered into by Star Maritime in connection with the acquisition of the vessels.
20. We note the forecasted annual consolidated revenue. Provide the basis for these forecasts. We direct you to Item 10(b) of Regulation
S-K.  We may have further comment.

Interests of Certain Persons in the Redomiciliation Merger, page
11
21. We note the statement that these interests include "among other things" the listed interests. Please provide all substantial interests, direct or indirect, as required by Item 5 of Schedule 14A.
For example, we note the agreement entered into with Maxim Group, the underwriters for the IPO, as co-lead financial advisor. Given the contingent underwriting compensation to be paid upon completion of the business combination and the contingent fee from this arrangement, please add clear disclosure of Maxim`s interests in this transaction.
22. State the aggregate amount paid for the 9,026,924 shares of common stock issued to Star Maritime`s officers and directors prior to the IPO. Also, explain the reference to 200,000 shares that may be required to be surrendered for cancellation upon the exercise of redemption rights.
23. Provide the aggregate purchase price of the private placement and provide the aggregate market value as of the most recent practicable date.
24. Clarify whether any of the officers and directors have purchased any common stock or warrants in the market.
25. Clarify whether any compensation agreements have been entered into. If not, provide clear disclosure in this section and throughout. Provide clear risk factor disclosure throughout if the compensation will not be determined until after shareholders have voted on the transaction.
26. Clarify the nature of the interests of the parties in the last bullet point of this section.

Conditions to the Redomiciliation Merger, page 12
27. We note your disclosure stating that the completion of the merger is subject to the satisfaction or waiver of a number of conditions.
In this subsection and throughout the document, please identify which conditions to completion of the merger may be waived and which of those waivable conditions Star Maritime may consider waiving. If you do not intend to re-solicit proxies in the event of waiver of material conditions, disclose the associated risks.

Star Maritime Acquisition Corp.
Unaudited Pro Forma Combined Balance Sheet, page 18
28. Please clarify whether pro forma adjustment (3) includes amounts for the various fees to Bongard Shipbrokers, Cantor Fitzgerald and Maxim Group disclosed in Note 5 on page F-16. Please advise or revise.
 Market Price and Dividend Information, page 20
29. Provide the price information as of the latest practicable date.
Also, provide the price as of the date immediately prior to the public announcement of the proposed business combination. We direct your attention to Item 201(a)(1)(v) of Regulation S-K.

Risk Factors, page 21
30. Please clarify in the introductory paragraph that you have described all material risks that are currently known and reasonably foreseeable. In addition, remove references to other risks and uncertainties not described below and not presently known.
31. Please revise the risk factor subheadings to specifically state the risk to the company and/or investors. Currently many of the subheadings merely state a fact. In addition, revise references in both the subheadings and narratives to generic risks such as having a
"material affect," "negatively affect," or "adversely affect" your operations or that your operations could suffer. Please revise to state the specific risk rather than these generic statements.
32. Consider combining risk factors 32 and 33, as they both relate to the potential delay in the release of funds from escrow as a result of the dissolution process. In addition, risk factor 44 appears to be a generic risk that could apply to any company. Please revise to specify the risk to your company or remove.
Star Bulk`s ability to obtain additional debt financing may be dependent on the performance and the creditworthiness of its charterers, page 22
33. On page 97, you state that TMT has procured time charters for four of the eight vessels. Please identify the charterers and disclose their credit ratings or some other parameters of their creditworthiness or objective standing in the industry.

Star Bulk may be unable to attract and retain key management personnel..., page 23
34. If any of Star Bulk`s key management personnel intends to retire or otherwise leave the company, please identify the person and disclose when that person plans to leave Star Bulk. In addition, disclose any steps you have undertaken to retain the key employees.

As Star Bulk commences its business, it will need to implement its operations and financial systems..., page 23
35. You state that Star Bulk`s wholly-owned subsidiary would recruit additional seafarers and shoreside personnel, and yet you also state that Star Bulk would depend on its unaffiliated crewing agent for adequately staffing its vessels. Please elaborate to clarify how Star Bulk would recruit its personnel, both at sea and on shore.

Purchasing and operating secondhand vessels may result in increased operating costs..., page 24
36. Given the age of the Panamax and Capesize vessels to be acquired, please state whether Star Bulk would incur significantly higher operating, insurance, and maintenance costs.


Star Bulk`s worldwide operations will expose it to global risks..., page 24
37. Please identify the country where Star Bulk would register its vessels, and discuss briefly the risk implications of the nationality of the vessels on their operations.

Because Star Bulk is incorporated under the laws of the Marshall Islands, it may be difficult to serve Star Bulk with legal process..., page 25
38. Please revise the risk factor caption and expand the disclosure to state clearly the extent to which a U.S. investor may bring original actions in the Marshall Islands against Star Bulk, its affiliates, or any named expert based on U.S. laws. Also, state whether a Marshall Islands court may impose civil liability, including monetary damages, on Star Bulk, its affiliates, or named experts if the facts alleged in a complaint based on U.S. law constitutes or gives rise to a cause of action under Marshall Islands law.
39. Provide clear disclosure in the subheading that the officers and directors are non-residents of the US.

Servicing future debt would limit funds available..., page 27
40. Please disclose the estimated dollar amount of secured debt
Star
Bulk expects to incur in order to finance fleet expansion in the near future. In addition, consider combining this risk factor with risk factor 6, since both discuss the limited funds associated with servicing future debt.

Star Bulk may be unable to procure financing arrangements ..., page
27
41. Please clarify this risk factor. You indicate that you will pay the additional cash of $40 million necessary to acquire the eight dry bulk carriers from borrowings under a new senior credit facility; however, then you state that if you are unable to procure financing arrangements prior to the effective date of the Redomiciliation Merger, you may not be able to complete the purchase of all eight dry bulk carriers. This disclosure appears inconsistent. In addition, clarify whether you are required to purchase all eight carriers at the time of the redomiciliation merger or whether you may purchase less than eight. Provide clear disclosure throughout the proxy statement/prospectus, if true, that the purchase of all eight carriers must occur simultaneously to comply with the requirements of the Form S-1 or advise. We may have further comment.
42. We note the statement that where the reserve for claims and liabilities was insufficient, stockholders "could" be liable for claims by creditors. Please provide a legal analysis as to when the claims of stockholders would be before the claims of creditors.
In
addition, we note the personal liability undertaken by officers and directors. Provide clear disclosure of this personal liability. We may have further comment.

If third parties bring claims against Star Maritime ..., page 28
43. We note the disclosure that the company will seek to have creditors waive their claims against the trust and the Form S-1 stated that you "will seek to have vendors, prospective target businesses, or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders." Clarify whether you have obtained waivers from all creditors, prospective target businesses or other entities. If you have not, name the creditors and state the amounts currently owed. We may have further comment.

Charter rates in the drybulk shipping market are at historically high levels..., page 30
44. Please provide us supplementally with a copy of the relevant part of the Drewry report that you quote as predicting an increase of the world`s drybulk carrier fleet in 2007. Please include a citation in this risk factor to the report if available to the public.
Star Maritime and Star Bulk expect to incur significant costs associated with the Redomiciliation Merger..., page 33
45. Please disclose the dollar value of costs associated with the merger that you expect to incur and provide the cost to date.

Forward Looking Statements
46. Please clarify to disclose that the safe harbors for forward-looking statements included in the Securities Act and Securities Exchange Act do not apply to statements made in your Form F-4 or remove the references to Section 27A of the Securities Act and
Section 21E of the Exchange Act.
47. We note the disclosure in this section that you undertake no obligation to update or revise the forward looking statements contained in the joint proxy statement/prospectus. Please explain in light of the undertakings in part II of the prospectus.


The Star Maritime Special Meeting, page 35
Proxies; Revocation, page 36
48. We note that Star Maritime`s directors may solicit proxies "personally and by telephone, facsimile or other electronic means of communication." Please confirm to us that the information provided in the referenced manner will be consistent with the written proxy statement and proxy card, and that the information will comply with
Proxy Rule 14a-4.

Redemption Rights, page 36
49. Please disclose the dollar amounts of any balance of the trust account that would remain as working capital following the acquisition of vessels assuming 0% and 32.99% redemption. If there would be none, so state.
50. Please revise to disclose whether non-votes, broker non-votes, and abstentions will prevent Star Maritime shareholders from exercising their redemption rights.

Adjournments and Postponements, page 37
51. We note that "the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies." Discretionary authority is unavailable when a procedural action is taken with respect to a substantive matter for which a proxy is solicited. See
Proxy Rule 14a-4. The adjournment or postponement of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to vote on adjournment or postponement of the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. Please revise the disclosure and provide a separate voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of adjournment or postponement of the meeting for the solicitation of additional proxies.

Background and Reasons For the Redomiciliation Merger, page 38

History of the Agreements to Acquire the Vessels, page 38
52. Briefly discuss Star Maritime`s efforts to search for a business target from the formation of Star Maritime until the first contact with TMT.
53. You state that "the first contact between Star Maritime and TMT occurred on July 25, 2006 in Milan, Italy..." Please make clear whether it was the first contact so far as the acquisition deal was concerned or whether Star Maritime or its subsidiaries or related parties had no prior connections or prior business contacts with TMT before the stated occasion. Clarify whether there is any relationship, affiliation or other connection between the officers, directors and affiliates of Star Maritime and the officers, directors and affiliates of TMT. Also, please clarify how the "direct introduction of principals of the two parties occurred." Clarify how the meeting that appears to have occurred was arranged and any contact prior to this initial meeting. We may have further comment.
54. Please revise the discussion to clarify whether, when, and the extent to which the structure and financial terms of the asset acquisition changed during the course of the negotiation process with
TMT and/or its subsidiaries.
55. Please clarify, if accurate, that Star Maritime directors and executive officers who have interests in the redomiciliation merger that are different from, or in addition to, the interests of your unaffiliated stockholders, have actively participated in the negotiations related to the asset acquisition agreement. If so, explain how the interests of your unaffiliated shareholders were safeguarded.
Acquisition Target Review, page 39
56. Please explain in greater detail the role played by Bongard in the search for a target business. Clarify whether the contingent fee is due upon completion of the merger contemplated by Star Bulk, even though Bongard did not appear to help locate the target ships. We may have further comment.
57. Please disclose the total expenses Star Maritime has incurred so far related to its search for acquisition of a company or assets, along with a breakdown of the expenses into different constituent items. Compare the actual expenses of Star Maritime with the use of proceeds disclosure from the IPO prospectus and clarify the reasons for any deviations from the amount set forth in the use of proceeds table. Also, disclose the extent of the expenses that is to be borne by the trust account.
58. Please disclose the date within which Star Maritime needs to consummate a business combination transaction so as to be obligated to pay the contingency fee to Bongard Shipbrokers.
59. Please disclose the material terms of engagement, including the termination dates, of Bongard Shipbrokers, Cantor Fitzgerald or Maxim
Group. In addition, disclose whether Bongard Shipbrokers, Cantor Fitzgerald or Maxim Group is currently pursuing an acquisition target on your behalf. Finally, as these agreements appear to be material, please file them as exhibits.
60. You have discussed on pages 39-40 why prospective alternative transactions were rejected. Please discuss in reasonable detail why
Star Maritime management decided in favor of the asset purchase transaction with TMT in particular. In your discussion, disclose why
Star Management`s board preferred a purchase of eight ships to the acquisition of a shipping company of comparable size.

Reasons for the Redomiciliation Merger, page 40
61. Please elaborate on the specific "regulatory and tax advantages" that Star Maritime hopes to obtain by redomiciling in the Marshall Islands.

Satisfaction of the 80% Test, page 40
62. We note the disclosure regarding the satisfaction of the 80% test. The Form S-1 indicates that "the fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value."
Please provide a detailed discussion of the fair market value as determined by the board and how this valuation or range of valuations was determined. We may have further comment.

Recommendations of the Board of Directors, page 41
63. Please include a reasonably detailed summary on the independent vessel valuation for each ship performed by purchase and sale brokers that the Star Maritime directors received. The discussion should include, but should not be limited to, the following information:
* the identity of the purchase and sale brokers that provided the valuations;
* any prior relationships or affiliations of the brokers with either
Star Maritime or TMT;
* the fees paid to those brokers and any other services, for example, finding of purchasing/selling parties, rendered by them;
* the assumptions underlying the valuations;
* the comparable sales of similar ships considered in the valuations;
* the likely resale and earning power of each ship in the near future; and
* the current market value of each ship.

In addition, please append the valuations received to the proxy statement and prospectus.
64. We note on page 53 that Star Maritime has not obtained an opinion from an investment banking firm in connection with the redomiciliation merger. Please clarify whether Star Maritime`s board of directors engaged any financial advisor to evaluate the redomiciliation merger for your unaffiliated shareholders. If so, identify the financial advisor and include a summary of its opinion in the document and file the opinion as an exhibit. If not, explain how the board fulfilled in its duties to the unaffiliated shareholders of the company in reaching the conclusion by itself that such a merger is in their best interest.
65. Please represent that you have disclosed all material factors, both positive and negative, that the board of directors considered in reaching its determination that the redomiciliation merger is in the best interests of Star Maritime and its stockholders.
66. Please clarify whether by "minimum charter rates" you mean the parties leasing your carriers would agree to charter them for a minimum period of time. Explain how TMT`s agreement to procure such charters would maximize the revenues Star Bulk would earn from those ships.
Interest of Star Maritime Directors and Officers in the Redomiciliation Merger, page 42
67. On page 27, you state that if the redomiciliation merger is not approved, the shares held by the Star Maritime`s initial stockholders will in all probability be worthless. However, additional disclosure is warranted so that investors may better understand the conflict addressed. Accordingly, please disclose the current value of the warrants; and the expected gains to management in the event that the merger is approved.
68. You state here that Star Bulk has entered into time charters for two vessels with TMT. On page 41, you state that TMT has agreed to procure time charters for six of the eight vessels. On page 97, you state that TMT has procured time charters for four of the eight vessels. Again, on page 103, you refer to only two charter agreements with TMT. Please explain or reconcile the discrepancy.

The Acquisition Agreements, page 45
69. We refer to your disclosure in the first paragraph on page 45. Your qualification by reference to the acquisition agreements is inappropriate. Please revise.
70. Clarify whether an inspection of the vessels being purchased has occurred and if not, when such inspection will occur. Also, clarify whether a dry-docking or diver`s inspection will occur or has occurred.
71. We note that the agreement allows for TMT to provide a replacement vessel if the vessel that is subject to the agreement cannot be delivered. Please explain in greater detail the process following such an event. For example, clarify the information to be provided to the shareholders, how such information would be provided, and the ability to vote on the new transaction. If no information is provided and shareholders are not given the ability to vote on the amended transaction, provide an analysis as to how such action is consistent with the representations made in the Form S-1. We may have further comment.
72. We note the disclosure that the average age of the ships is 10 years old. However, it appears that the three largest ships are all older than 10 years. Please provide clear disclosure and add risk factor disclosure as appropriate.

Acquisition Financing, page 49
73. Please discuss the material terms of the indication letter that offered Star Bulk a credit facility of up to $120 million. If the negotiations have developed beyond the preliminary stage, please identify the lender and file the form of agreement as an exhibit.

Conditions to the Redomiciliation Merger, page 52
74. Please clarify which conditions to the consummation of the merger that have been satisfied so far and update the status of others, as appropriate.
75. Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the merger.

Information Concerning Star Maritime Acquisition Corp., page 53

Liquidation If No Business Combination, page 53
76. Please describe the rights of, and the dollar amount of any outstanding payment obligations of Star Maritime to, vendors, service providers, and/or creditors to the extent currently known. Also, disclose whether Star Maritime has the ability to fund these obligations independent from the trust account. Clarify whether you have obtained waivers of claims against the trust from any of these creditors. Finally, clarify how these third parties would be paid in the event of liquidation of the company.
77. Please confirm whether your officers or directors have any personal liabilities or offered any personal guarantees for outstanding payment obligations of Star Maritime so that such payments does not dissipate the trust account. Also, discuss the financial ability of such individuals to meet any payment obligations.


Management`s Discussion and Analysis...of Star Maritime
Acquisition
Corp., page 61
78. Please expand this section to disclose the commitments, as described in Note 5 on page F-16, to pay various fees upon consummation of a business combination such as the redomiciliation merger and purchase agreement with TMT.
79. Please specify the expenses covered by "other expenses of $239,558" and "other expenses of $265,935." If the "other expenses" cover more than one factor, please provide the dollar amount of expenses attributable to each factor.

Information Concerning Star Bulk Carriers Corp., page 64
80. We note the disclosure regarding the extensive industry visibility of the co-chairmen. Provide clear disclosure, if true, that the officers are involved in other businesses and that the amount of time they have to devote to Star Bulk will be limited. In addition, since TMT has agreed to enter into charters for six of the eight vessels to be acquired, explain the relevance of the statement that "Star Bulk intends to capitalize on these relationships and contacts to gain market intelligence and identify chartering opportunities with leading charterers." We may have further comment.
81. Explain in layman terms the types of vessels you are seeking to acquire.
82. It appears that two of the charter agreements relating to two of the vessels to be acquired are with TMT. Provider the disclosure required by Item 6 of Form F-4 regarding these material contracts.
83. It appears that your company will be a start-up shipping company.
Provide clear disclosure of the risks and uncertainties that the company will face. Also, provide the basis for much of the promotional disclosure in this section in light of the start-up nature of the company. We may have further comment.
84. Disclose the material terms of any potential arrangement with Combine Marine Inc.
85. We note the charters arranged by TMT. Clarify whether any of these charters are with the same parties as when the vessels were operated by TMT. We may have further comment.

Directors and Executive Officers, page 67
86. State the amount and percent of time each officer will devote to
Star Bulk. If the officers will have other business activities, add appropriate risk factor disclosure.

Employment and Consulting Agreements, page 71
87. To the extent that any compensation and/or consulting arrangements have been determined or concluded with the future directors and officers of Star Bulk, please disclose their material terms, and file the agreements as exhibits when you execute them.

Star Bulk Principal Stockholders, page 76
88. Please identify the natural persons who exercise voting and investment control over the securities held of record by each of the non-public entities that are own a material amount of Star Bulk shares. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).
89. It appears that you have not included the common stock issuable upon exercise of warrants owned by several persons in this section in disclosing their beneficial ownership. Please advise us how such warrants are not exercisable within 60 days of effectiveness of this registration statement.
90. In the beneficial ownership table, please consider providing varying percentages of post-merger ownership based on the event that
0% and 32.99% of shareholders elect to exercise their redemption rights at the merger.

Management`s Discussion and Analysis...of Star Bulk Carriers
Corp.,
page 78
91. The Management`s Discussion and Analysis ("MD&A") section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to Star Bulk`s future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.
92. Please disclose the basis of Star Bulk`s expectation that its credit facility will bear the stated interest rate.

The International Dry Bulk Shipping Industry, page 83
93. Please represent to us that you have appropriately obtained the right to include in your registration statement the information and data on the shipping industry published by Drewry. Clarify any compensation or fees paid to Drewry for this information.

Star Bulk`s Forecasted Cash Available for Dividends Reserves and Extraordinary Expenses, page 96
94. In view of the lack of Star Bulk`s lack of operating history, the presentation of a detailed projected financial statement does not appear reasonable and should be deleted. Projected financial information may be appropriate when the basis for underlying assumptions is clearly disclosed and is related to historical activities, however, the registrant would have to support any assumptions, especially those that depict a favorable financial impact, with a sound economic basis. Please revise.

Capitalization Table, page 100
95. Please provide footnotes to the capitalization table to explain the difference in each line item for the As Adjusted columns. We note the As Further Adjusted column detailed on page 18.

Dilution, page 101
96. Please provide a note to explain the calculation of $6.65 net tangible book value per share for Star Maritime at December 31, 2006.
It appears that net tangible book value would be approximately
$4.26
per share based upon total stockholders` equity of $123,533,301 and
29,026,964 shares.

Related Party Transactions, page 102
97. Please file all material related party agreements as exhibits.
98. We note the disclosure on page 66 that you may retain Combine Marine Inc. for services to be provided immediately after the delivery of the vessels. Given the affiliation of Combine Marine Inc. with management, provide clear disclosure in this section.
99. Briefly summarize the terms of the two charter agreements with
TMT.
100. Provide the disclosure required by Item 404(b) of Regulation
S-
K.
Comparison of Star Maritime and Star Bulk Stockholder Rights, page
108
101. You state that the summary is not a complete statement of the provisions affecting the rights of shareholders of Star Maritime and
Star Bulk. Please provide a discussion of all material differences between the shareholder rights of the two companies.
102. We note that in connection with the merger, the rights of former
Star Maritime shareholders will be governed by Star Bulk`s new articles of incorporation and bylaws and the Business Corporations Act of the Marshall Islands. Among these, as set forth on page 109, we note that the power to call a special meeting may no longer be vested in the majority of voting shareholders. Also, on page 111, we note that Star Bulk`s articles of incorporation would require a supermajority of shareholders to amend certain provisions in the company`s charter and to remove directors. It does not appear that you intend to separately present these changes as proposals for shareholders to vote upon. Please tell us why Proxy Rule 14a-4(a)(3)
does not require you to "unbundle" matters like these in the case the rights of your shareholders will be significantly altered. In this regard, see the Fifth Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (September 2004).

Comparison of Marshall Islands Corporate Law to Delaware Corporate law, page 115
103. Please expand the table to highlight any material differences in the provisions of BCA and DGCL related to corporate governance, quorums, class action suits, right to inspect corporate books and records, right to inspect the shareholder list, right to dividends, any limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights of securities, duties of directors and officers, and right of directors and officers to obtain indemnification from the company. See Item 4(a)(7) of Form F-4.

Tax Considerations, page 118
104. We note the "certain" material US Federal Income Tax Consequences. Please remove the reference to "certain" as all material tax consequences should be addressed in this section.
105. Please identify clearly the specific parts of this section and the Summary and Risk Factors sections that constitute your tax counsel`s opinion. For example, the disclosure should clearly state in each section where counsel`s opinion is given, that "in the opinion of counsel, Seward & Kissel LLP ..."
106. We note that the opinion indicates that the redomiciliation merger "should" be treated as a non-taxable reorganization.
Please
explain why counsel cannot give a "will" opinion and provide risk factor and/or other appropriate disclosure setting forth the risks to investors.

Financial Statements
Star Bulk Carriers Corp
Note 1.  General, page F-4
107. Please expand Note 1 to clarify how the redomiciliation merger and the acquisition will be accounted for and be reflected in the financial statements.

Star Maritime Acquisition Corp
Note 3. Stockholders` Equity
Public Offering, page F-14
108. We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and underlying common shares in your initial public offering were included in the units being
registered,
the offer and sale of the underlying securities were registered at
the time of effectiveness.   As a result, it appears you will be
required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised.
Please explain how you considered the guidance in paragraphs 14-18 of
EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any
circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver
registered
shares, then net cash settlement is assumed if the company is unable
to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how if your warrant agreement permits net cash settlement under any
circumstances and how you have considered the guidance in EITF 00-
19
in your accounting treatment for your warrants.
109. We note that upon completion of the Redomiciliation Merger, Star
Bulk Carriers Corp (SBCC) will assume the outstanding warrants issued in Star Maritime Acquisition`s IPO. If SBCC`s functional currency is not the US dollar and the warrants are to be settled in stock that trades in US dollars, the warrants would be considered to be dual-indexed, that is, not solely indexed to the issuer`s own stock price but rather also indexed to currency exchange rates and in that instance would not meet the scope exception under paragraph 11a of SFAS 133, requiring derivative accounting for the warrants at fair value. Please review the March 14, 2007 FASB Board Meeting Minutes regarding Statement 133 Implementation Issue- Whether Embedded Conversion Options are Indexed to Both an Entity`s Own Stock and Current Exchange Rates and consider whether additional disclosure is required requiring the proposed accounting for the warrants to be assumed by SBCC. Please note that although the issue was raised in the context of a convertible bond, it applies equally to freestanding instruments.

Financial Statement Updating
110. Please refer to the guidance in Item 8 of Form 20-F with respect to updating the financial statements of Star Bulk Carriers Corp and the guidance in Rule 3-12 of Regulation S-X with respect to updating the financial statements of Star Maritime Acquisition Corp.

Appendices
111. The Master Agreement and the Agreement and Plan of Merger should include the list of schedules omitted and briefly describe the contents of the omitted schedules. There should also be an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. We direct your attention to Item 601(b)(2)
of Regulation S-K.

Undertakings
112. Presently, your undertakings include inappropriate qualifying language. Please revise your undertakings pursuant to Item
512(a)(1)
of Regulation S-K.

Signatures
113. The Form F-4 must be signed by the chief executive officer, chief financial officer, chief accounting officer, and at last a majority of the board of directors. Please provide the appropriate signatures.

Exhibit 5.1
114. Counsel`s assumptions are too broad in so far that it appears to have assumed material facts underlying the opinion. Please represent to us that counsel has not assumed material facts underlying the opinion that are readily ascertainable.
115. Counsel has opined that the shares "have been duly authorized, and...will be validly issued." In addition, counsel must opine whether the securities will, when sold, be fully paid and non-assessable. Also, clarify that the laws of the Marshall Islands includes the statutory provisions, all applicable provisions of the
Marshall Islands Constitution and reported judicial decisions interpreting those laws. Please revise.
Exhibit 8.1
116. It is inappropriate for tax counsel to merely affirm that the tax discussion in certain risk factor discussions in the prospectus
"accurately states" its views as to the tax matters discussed therein. Tax counsel must unequivocally opine on the tax consequences, not the manner in which they are described in the prospectus.

Exhibit 23.1
117. You are reminded that currently dated consents of the independent accountants with typed signature should be included in any amendment to the registration statement

Exchange Act Reports
Exhibits 31.1 and 31.2
118. We note that the certification in your Form 10-K for the year ended December 31, 2006 does not use the amended language that is required by Item 601(b)(31) of Regulation S-K. In future filings on
Form 10-K, please revise paragraph 4(d) to state that you have disclosed in the report any change in the registrant`s internal control over financial reporting that occurred during the registrant` most recent fiscal quarter (the registrant`s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting.

General  Accounting Comment
119. The company`s filings under the Exchange Act should also be revised to comply with the above accounting comments as necessary.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer, Staff Accountant, at (202)
551-
3237 or Tia Jenkins, Senior Assistant Chief Accountant, at (202)
551-
3871 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc.	Gary J. Wolfe, Esq.
	Seward & Kissel LLP
	Fax:  (212) 480-8421
Prokopios (Akis) Tsirigakis
Star Bulk Carriers Corp.
April 12, 2007
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